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Exhibit 12.1

THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010[1]	2009	2008	2007	2006

(In millions except ratios)
EARNINGS:
Income from continuing operations before income taxes and changes in accounting principles	$ 14,243	$ 8,946	$ 7,506	$ 7,919	$ 6,628
Fixed charges	792	422	513	524	271
Less:
Capitalized interest, net	(1)	(4)	(7)	(12)	(10)
Equity (income) loss, net of dividends	(671)	(359)	1,128	(452)	124

Adjusted earnings	$ 14,363	$ 9,005	$ 9,140	$ 7,979	$ 7,013

FIXED CHARGES:
Gross interest incurred	$ 734	$ 359	$ 445	$ 468	$ 230
Interest portion of rent expense	58	63	68	56	41

Total fixed charges	$ 792	$ 422	$ 513	$ 524	$ 271

Ratios of earnings to fixed charges	18.1	21.3	17.8	15.2	25.9

[1] Includes the impact of the Company's acquisition of CCE's North American business and the sale of our Norwegian and Swedish bottling operations to New CCE. Refer to Note 2 of Notes to Consolidated Financial Statements related to our acquisitions and divestitures.

As of December 31, 2010, we were contingently liable for guarantees of indebtedness owed by third parties of approximately $683 million, of which approximately $336 million related to VIEs. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount, in the above table, does not include interest expense associated with unrecognized tax benefits.

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  Exhibit 12.1